BlackRock Equity Dividend Fund

77(I)
Terms of new or amended securities

Effective September 12, 2011, the establishment and designation of Classes are as follows:

1.	The new class of Shares is designated as Investor C1 Shares.

2.	The classes of Shares established and designated are as follows:

a.	Institutional Shares
b.	Investor A Shares
c.	Investor B Shares
d.	Investor C Shares
e.	Investor C1 Shares